Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Amended and Restated 2006 Equity Incentive Plan of Cyclacel Pharmaceuticals, Inc. of our report dated March 30, 2012, with respect to the consolidated balance sheet as of December 31, 2011, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended and the period from August 13 1996 (inception) to December 31, 2011 of Cyclacel Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011 filed with the Securities and Exchange Commission.

/S/ ERNST & YOUNG LLP

Metropark, New Jersey

August 22, 2012